Exhibit D

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Golden Oasis Exploration Corp.
Suite 750 – 580 Hornby Street
Vancouver, B.C. V6C 3B6

Item 2	Date of Material Change

September 29, 2008

Item 3	News Release

Issued September 29, 2008 and distributed in Vancouver, British Columbia through Marketwire.

Item 4	Summary of Material Change

The Company announced that it has received results from a 6 hole RC drilling program totaling 3,250 feet at its Toiyabe Property located in Lander County, Nevada. Two holes targeted expansion of the Courtney B Fault mineralization and the remaining holes targeted postulated northwest trending feeder faults in the Courtney West area. Drill holes T-801 and 802 intersected the first high-grade gold discovered along the Courtney B Fault zone. As shown in the table below T- 801 included 5 feet (4.0 feet true width) averaging 0.427 oz/ton gold and T- 802 included 5 feet (4.0 feet true width) averaging 0.268 oz/ton gold. These gold intercepts are shallow and could be extracted via an open pit. A NI 43-101 compliant resource study has been initiated to determine the current extent of the near-surface resource at Toiyabe. Drill holes T-803 through T-806 have identified major offsets in the stratigraphy and several +0.01 oz/ton gold intercepts interpreted as associated with high angle faults. The intersections of these faults and favorable host rocks at depth are the targets of a proposed future deep core drilling program.

Toiyabe Drill Results September, 2008 (> 5 feet @ > 0.01 oz/ton Gold)

Hole No.	From	To	Interval	True	Gold	Silver	True	Gold	Silver	Target
	(feet)	(feet)	(feet)	Width	(oz/ton)	(oz/ton)	Width (m)	(g/t)	(g/t)	Area
T-801	10	25	15	12.0	0.150	<0.01	3.7	5.15	< 0.5	Courtney B Fault
Including	10	15	5	4.0	0.427	0.03	1.2	14.63	1.1	Courtney B Fault
T-802	25	45	20	4.0	0.146	<0.01	1.2	5.00	<0.5	Courtney B Fault
Including	35	40	5	4.0	0.268	<0.01	1.2	9.17	<0.5	Courtney B Fault
	55	60	5	4.0	0.034	<0.01	1.2	1.15	<0.5	Courtney B Fault
	75	80	5	4.0	0.018	<0.01	1.2	0.61	<0.5	Courtney B Fault
	90	120	30	24.0	0.034	0.03	7.3	1.17	1.1	Courtney B Fault
T-803	240	245	5	5.0	0.010	0.04	1.5	0.36	1.2	Courtney West
	455	480	25	15.0	0.037	0.03	4.6	1.28	0.9	Courtney West
	595	600	5	5.0	0.014	< 0.01	1.5	0.48	<0.5	Courtney West
T-804	195	200	5	5.0	0.033	0.02	1.5	1.12	0.6	Courtney West
T-805	205	220	15	9.0	0.023	0.04	2.7	0.78	1.4	Courtney West
	225	245	20	12.0	0.016	0.02	3.7	0.56	0.8	Courtney West
T-806	45	65	20	18.0	0.017	0.02	5.5	0.59	0.7	Courtney West
	195	210	15	13.5	0.040	0.02	0.4	1.38	0.7	Courtney West
Including	205	210	5	4.5	0.088	0.03	0.9	3.02	0.9	Courtney West
	415	420	5	4.5	0.010	0.03	0.2	0.36	0.9	Courtney West

Paul Noland, a senior geologist with extensive experience in sediment hosted gold deposits including his recent work at Barrick’s Pipeline Mine, has been retained by Golden Oasis to help determine the controls on mineralization at Toiyabe and target the future deep core drilling program. Using the stratigraphy from recent drilling Mr. Noland has identified major fault offsets in the Courtney area. In a recent memo Mr. Noland describes the most significant structures at Toiyabe as follows:

“The modeled NNW trending normal faults appear to be part of a major fabric. However, it is likely that there are more of these than have been recognized or modeled. These NNW structures likely form the geometry of step faults, grabens or half-grabens.”

Mr. Noland’s summary of the Courtney target and proposed exploration is as follows:

“Mineralized intercepts to date are likely the ‘bleeding along structure’ signature of a deeper, possibly much larger mineral system. The primary feeder(s) for a larger, Carlin-type mineralizing system is likely one of the NNW, deep seated structures. The most cost effective tool for finding such a feeder as it cuts through favorable, lower plate carbonate stratigraphies, is probably angle core drilling.”

Golden Oasis hopes to complete its resource study and deep core targeting by the end of the year. The Courtney A Fault mineralization has been drill delineated over 700 feet of strike length and the Courtney B Fault zone, which is open-

ended, has been drilled over 600 feet of strike. Drilling is planned in the Spring of 2009.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8	Executive Officer

Contact:Robert Eadie, Chief Executive Officer
Telephone: (604) 602-4935

Item 9	Date of Report

September 29, 2008

September 29, 2008	Trading Symbol – TSX-V: GOT

High-Grade Gold Intersected at Courtney B Fault Target, Toiyabe Project, Nevada-5 feet @ 0.427 oz/ton Gold

Vancouver, British Columbia ... Golden Oasis Exploration Corp. (TSX-V:GOT) has received results from a 6 hole RC drilling program totaling 3,250 feet at its Toiyabe Property located in Lander County, Nevada. Two holes targeted expansion of the Courtney B Fault mineralization and the remaining holes targeted postulated northwest trending feeder faults in the Courtney West area. Drill holes T-801 and 802 intersected the first high-grade gold discovered along the Courtney B Fault zone. As shown in the table below T-801 included 5 feet (4.0 feet true width) averaging 0.427 oz/ton gold and T-802 included 5 feet (4.0 feet true width) averaging 0.268 oz/ton gold. These gold intercepts are shallow and could be extracted via an open pit. A NI 43-101 compliant resource study has been initiated to determine the current extent of the near-surface resource at Toiyabe. Drill holes T-803 through T-806 have identified major offsets in the stratigraphy and several +0.01 oz/ton gold intercepts interpreted as associated with high angle faults. The intersections of these faults and favorable host rocks at depth are the targets of a proposed future deep core drilling program.

Toiyabe Drill Results September, 2008 (>5 feet @ > 0.01 oz/ton Gold)

Hole No.	From	To	Interval	True	Gold	Silver	True	Gold	Silver	Target
	(feet)	(feet)	(feet)	Width	(oz/ton)	(oz/ton)	Width (m)	(g/t)	(g/t)	Area
T-801	10	25	15	12.0	0.150	<0.01	3.7	5.15	< 0.5	Courtney B Fault
Including	10	15	5	4.0	0.427	0.03	1.2	14.63	1.1	Courtney B Fault
T-802	25	45	20	4.0	0.146	<0.01	1.2	5.00	<0.5	Courtney B Fault
Including	35	40	5	4.0	0.268	<0.01	1.2	9.17	<0.5	Courtney B Fault
	55	60	5	4.0	0.034	<0.01	1.2	1.15	<0.5	Courtney B Fault
	75	80	5	4.0	0.018	<0.01	1.2	0.61	<0.5	Courtney B Fault
	90	120	30	24.0	0.034	0.03	7.3	1.17	1.1	Courtney B Fault
T-803	240	245	5	5.0	0.010	0.04	1.5	0.36	1.2	Courtney West
	455	480	25	15.0	0.037	0.03	4.6	1.28	0.9	Courtney West
	595	600	5	5.0	0.014	< 0.01	1.5	0.48	<0.5	Courtney West
T-804	195	200	5	5.0	0.033	0.02	1.5	1.12	0.6	Courtney West
T-805	205	220	15	9.0	0.023	0.04	2.7	0.78	1.4	Courtney West
	225	245	20	12.0	0.016	0.02	3.7	0.56	0.8	Courtney West
T-806	45	65	20	18.0	0.017	0.02	5.5	0.59	0.7	Courtney West
	195	210	15	13.5	0.040	0.02	0.4	1.38	0.7	Courtney West
Including	205	210	5	4.5	0.088	0.03	0.9	3.02	0.9	Courtney West
	415	420	5	4.5	0.010	0.03	0.2	0.36	0.9	Courtney West

_______________

750 - 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone: (604) 602-4935 Fax: 602-4936 Website: www.goldenoasis.ca E-mail: talk@goldenoasis.ca

Paul Noland, a senior geologist with extensive experience in sediment hosted gold deposits including his recent work at Barrick’s Pipeline Mine, has been retained by Golden Oasis to help determine the controls on mineralization at Toiyabe and target the future deep core drilling program. Using the stratigraphy from recent drilling Mr. Noland has identified major fault offsets in the Courtney area. In a recent memo Mr. Noland describes the most significant structures at Toiyabe as follows:

“The modeled NNW trending normal faults appear to be part of a major fabric. However, it is likely that there are more of these than have been recognized or modeled. These NNW structures likely form the geometry of step faults, grabens or half-grabens.”

Mr. Noland’s summary of the Courtney target and proposed exploration is as follows:

“Mineralized intercepts to date are likely the ‘bleeding along structure’ signature of a deeper, possibly much larger mineral system. The primary feeder(s) for a larger, Carlin-type mineralizing system is likely one of the NNW, deep seated structures. The most cost effective tool for finding such a feeder as it cuts through favorable, lower plate carbonate stratigraphies, is probably angle core drilling.”

Golden Oasis hopes to complete its resource study and deep core targeting by the end of the year. The Courtney A Fault mineralization has been drill delineated over 700 feet of strike length and the Courtney B Fault zone, which is open-ended, has been drilled over 600 feet of strike. Drilling is planned in the Spring of 2009.

Richard Kern (P.Geo) of Reno, Nevada, is the Company's qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release. A plan map of the recent Toiyabe drilling is posted on the Golden Oasis website at http://www.goldenoasis.ca/i/pdf/TOY_Courtney_Drill_Plan_PR_0908.pdf.

Golden Oasis is dedicated to the principles of environmentally sound mining practices and believes that environmental stewardship and mining can co-exist. Details on the Company and its properties are available on SEDAR at www.sedar.com and the Company’s website at www.goldenoasis.ca.

ON BEHALF OF THE BOARD

Signed "Robert Eadie"
Robert Eadie, Chief Executive Officer and Director

For further information, please contact: Robert Eadie
Telephone: 1-604-602-4935 / Toll Free: 1-866-602-4935
Facsimile: 1-604-602-4936 / Website: www.goldenoasis.ca

The TSX Venture Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.